Mail Stop 0407

      January 10, 2005


Via U.S. Mail
Douglas W. Fry
President and Director
Autostrada Motors, Inc.
235 East 500 South
Salt Lake City, Utah 84111

	RE:  	Autostrada Motors, Inc.
		Form 10-SB
		Filed December 14, 2004
      File No. 0-51075

Dear Mr. Fry:

	We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form
10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10-SB goes effective by lapse of time
60
days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-filing a new
Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.


2. Throughout the registration statement, you refer to the company as
a blank check company (see e.g. last paragraph under "Effect of Existing or Probable Governmental Regulations on Business"). However, it does not appear from the disclosure in your registration
statement that the company is a blank check company.   After
considering Rule 419, please advise and clarify.

Item 1. Description of Business

	General Business History

3. Your statement that "[o]ur management believes that being a "reporting issuer" will facilitate this process [trading on the OTC
Bulletin Board] for us" must be clarified. Revise to indicate that in order for a company`s securities to be quoted on the OTC Bulletin
Board, the company must be a "reporting issuer."

4. Expand this section to provide more detail as to why you are becoming a public company. Is the primary purpose to create a market in the company`s securities? Your statement that becoming a public company will "provide [you] with some credibility when seeking future business opportunities" is too vague and colloquial. Are you planning to seek future business opportunities? If so, will they be complementary to your business or are you going public in order to create a public company "shell" to facilitate reverse acquisitions with other businesses who want to become public companies themselves?

Risk Factors
Dependence on Management

5. Explain why the company is "highly dependent on the technical and managerial skills" of your management in light of the fact that none of your officers have significant experience in the automobile industry. Highlight what about each of your officers makes them so significant to your business.
No Market for Common Stock; No "Trading Market" for Shares

6. We note the statement that "[a]ny market price for shares of our
common stock is likely to be very volatile, and numerous factors
beyond our control may have a significant effect."   The second
half
of this statement is too vague. Please provide more detail as to what these factors are and why they may have a significant effect on the company`s stock price.



Risks of "Penny Stock"

7. Revise to indicate that the company`s stock "will" be deemed to be a "penny stock." In addition, we note your statement that "at such time as we meet the listing requirements, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange." (emphasis added). In light of the numerous quantitative and qualitative listing requirements mandated for a national securities exchange (most of which the company does not comply with), how likely is it that the company will seek listing on an exchange in the next
12-24 months?  If not likely, remove this reference.

Competitive Business Conditions

8. We note your statement that "[w]e may from time to time make certain pricing and marketing decisions or business or technology acquisitions that could have a material adverse effect on our business, financial condition, results of operations, or other factors effecting our business." If such decisions could have an adverse effect on your business, it is not clear why you would elect to take such actions. Please clarify.

Item 2. Managements` Discussion and Analysis or Plan of Operation

	Results of Operations

9. You state that your net losses increased from ($63.00) for the fiscal year ended December 31, 2003 to ($17,090) for the nine months ended September 30, 2004, and that the increase in the loss was primarily attributed to an increase in general and administrative expenses. Please revise to discuss, in greater detail, the specific parts of your general and administrative expenses that increased from your last fiscal year to the nine months ended September 30, 2004. In addition, when discussing changes in your line items that were material to your business, please quantify the amount of change attributed to each factor. Finally, provide disclosure that will elucidate the underlying business developments or conditions that resulted in the changes. For example, discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward.

10. Expand your MD&A to provide a greater insight on the current and future operations of your business. Provide a detailed breakdown of your revenues (not just in this filing but in your future periodic reports) that indicates the sources of your revenues. For each period presented, disclose the number of cars sold. Discuss how much of your revenues comes from lot sales as opposed to Internet sales.
Also, discuss the amount of set fees from customers provided access to the national inventory of automobiles. Discuss whether you provide warranties to purchasers and if so, what your experience on returns has been to date. Discuss how you do not sell new cars but used cars bought in the secondary market. Clarify that you do not provide financing to prospective customers and clarify whether you intend to do so in the future.

11. Do not focus solely on your past financial condition, but also revise your Form 10SB to discuss your prospects for the future. What factors, both qualitative and quantitative, are peculiar to and necessary for an understanding and evaluation of your company at the present time and in the future? For example, Note 2 to your financial statements indicates that management plans further development and marketing of your dealership operations. Provide more detail as to what these plans will entail and what effect these plans will have on your financial condition and results of operations
(e.g. do you expect substantial increases in general and administrative expenses?).

Liquidity
12. Consider the guidance in the Commission Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8056, particularly with regard to liquidity and related party disclosure. Please revise to include a tabular discussion of all material commitments, including planned expenditures and debt service. This release can be found at
<http://www.sec.gov/rules/other/33-8056.htm>.  In this regard, we note the discussion elsewhere regarding your lease for your lot and in Note 2 to your financial statements that management plans to raise additional capital by selling company stock. Discuss whether your anticipated cash flows and sources of funding are expected to be sufficient to cover your lease payments. Clarify what a "triple net one year lease" is and file your lease agreement as an exhibit to your registration statement.

13. Please revise your Form 10SB to describe in greater detail your short-term (12 months) and long-term cash requirements, including the amounts of these requirements. In addition, you should discuss the sources of your short-term and long-term funding (e.g. terms of your line of credit and loans from affiliates) and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, <http://www.sec.gov/rules/other/33-8056.htm>. In addition, we note your transactions to date involving your common stock. Clarify how you determined the value of the common stock issued in all of the transactions identified in Note 7 to your financial statements. For example, how did you determine that the 150,000 shares issued at $0.25 to management for services rendered was fair value?

14. We note your statement that you had accounts receivable of $149,633 for the period ended September 30, 2004. Please tell us why this amount does not agree to the amount listed on the balance sheet at September 30, 2004. Please revise or advise.
15. We note your reference to "cash revenues." Provide us with more details of what you mean by this statement. Otherwise, revise to clarify.

Item 4. Security Ownership of Certain Beneficial Owners and
Management

16. Why is Mr. Jenson listed in the first table depicting persons who own more than 5% of the company`s stock? In this regard, you should consider combining the two tables.

Item 5. Directors, Executive Officers, Promoters and Control
Persons

17. Please revise your Form 10 to provide the disclosure required by
Item 401(e) of Regulation S-B.
18. Identify your company`s principal financial officer. If you do not have one, please indicate so and explain how you will comply with the certification and signature requirements for your first periodic report after effectiveness.

Item 6. Employment Contracts and Termination of Employment and
Change-in-Control Arrangements

19. Clarify the effective date of your employment agreements.
Discuss the potential conflicts of interest in having the employment agreements executed on behalf of the company and management by the same individuals.

Item 7. Certain Relationships and Related Transactions

20. We note your statement that "certain owners of Diamond are officers and directors of our Company." Since there are only three officers and directors of your company, rather than refer to these individuals generically throughout the registration statement, please revise to identify these individuals throughout the registration statement.

Part II - Item 1. Market Information

21. We note your statement that "[o]ur Company intends to submit for listing on the OTC Bulletin Board of the NASD." Clarify that securities are not listed on the OTC Bulletin Board but are accepted for quotation. In addition, issuers do not apply for their securities to be quoted on the OTC Bulletin Board, but rather brokers who agree to be market makers in a company`s stock must file with the
NASD to have an issuers` securities quoted. Therefore, please correct your statement.

Financial Statements for the period ended December 31, 2003

Note 1 - Organization and Summary of Significant Accounting
Policies

22. Tell us in more detail how you determine the market value of your inventory. More specifically, tell us why you believe book value approximates market value.



Financial Statements for the period ended September 30, 2004

General

23. Please include the footnotes to the September 30, 2004 financial statements as required by rule Regulation S-B.T. Item 310 paragraph
(b). In this regard, revise to include footnote disclosure regarding your leasehold improvements and consulting agreement.

24. Further, supplementally provide us with more details of the nature of your consulting agreement, your accounting for it and your basis in the accounting literature.

25. We note that your condensed balance sheet at September 30,
2004
identifies you as a "development stage company."

* Tell us how you determined that you were in the development stage considering that you had revenues of $696,662 during the nine months ended September 30, 2004.

* Also, tell us why your financial statements for the period ended December 31, 2003 do not reference the fact that you are a "development stage company."
      If applicable, revise to comply with paragraphs 11b., 11c., 11d. and 12 of SFAS 7.


*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Henderson, Staff Accountant, at (202) 824-5551, or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 824-5526, or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Larry Spirgel
							Assistant Director


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Autostrada, Inc.
January 10, 2005
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